Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-270327 and 333-270327-01

INDEX SUPPLEMENT NO. IS-18-01

(To the prospectus and prospectus supplement each dated March 7, 2023)

Citigroup Global Markets Holdings Inc.

Medium-Term Senior Notes, Series N

Payments Due from Citigroup Global Markets Holdings Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Securities Linked to an S&P 500 Futures 7% Intraday Edge Volatility Index

Citigroup Global Markets Holdings Inc. (“we”) may from time to time offer and sell securities linked to an index in a family of indices called the S&P 500 Futures Intraday Edge Volatility Indices.  The S&P 500 Futures Intraday Edge Volatility Indices are published by S&P Dow Jones Indices LLC.  The S&P 500 Futures Intraday Edge Volatility Index family includes the two indices listed below, each of which we refer to as an “Index”.  Each Index tracks exposure to the S&P 500 Futures Excess Return Index, which we refer as the “Underlying Futures Index”, on a volatility-targeted, trend-adjusted basis, less certain notional costs and less a decrement of 2% per annum in the case of one of the Indices.  Each Index, its volatility target, its decrement (if applicable) and its ticker is listed in the table below.

Name of Index	Volatility Target	Decrement	Index Ticker
S&P 500 Futures 7% Intraday Edge Volatility TCA Index (USD) ER	7%	None	SPXI7EV
S&P 500 Futures 7% Intraday Edge Volatility TCA 2% Decrement Index (USD) ER	7%	2% per annum	SPXI7EV2

The Underlying Futures Index, which is also published by S&P Dow Jones Indices LLC, tracks the performance of futures contracts on the S&P 500® Index.  The S&P 500® Index, which is published by S&P Dow Jones Indices LLC, consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity market.  Because the Underlying Futures Index tracks futures contracts on the S&P 500® Index, rather than the S&P 500® Index directly, it is expected to be negatively impacted by an implicit financing cost, which is likely to cause the Underlying Futures Index to underperform the S&P 500® Index.

As more fully described in this index supplement, each Index provides exposure to the S&P 500® Index that:

•	is likely to reflect significantly less than 100% participation in the Underlying Futures Index;

•	is reduced by an implicit financing cost;

•	may be subject to a decay effect;

•	is reduced by notional costs that will be greater with more frequent and larger adjustments of the exposure of the Index to the Underlying Futures Index; and

•	in the case of the decrement Index, is reduced by a decrement of 2% per annum.

For these reasons, each Index is highly risky.  Securities linked to an Index are suitable only for investors who understand and are capable of bearing the significant risks associated with an investment linked to an Index.

This index supplement contains a description of the Indices, the Underlying Futures Index and certain risks associated with an investment in securities linked to an Index.  The specific terms of a particular issuance of securities linked to an Index will be set forth in a pricing supplement that we will deliver in connection with that issuance and, to the extent not set forth in the pricing supplement, in a product supplement and in the accompanying prospectus supplement and prospectus.

The securities are unsecured debt securities of Citigroup Global Markets Holdings Inc., and the guarantee of the securities is an unsecured obligation of Citigroup Inc.  Accordingly, all payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.  If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any payment owed to you under the securities.

You should carefully review the specific terms of the securities described in the applicable pricing supplement together with the information contained in this index supplement, the applicable product supplement and the accompanying prospectus supplement and prospectus before investing in securities linked to an Index.

Investing in securities linked to an Index is subject to risks not associated with an investment in conventional debt securities.  See “Risk Factors Relating to the Indices” beginning on page IS-4.  Additional risk factors will be described in the applicable pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this index supplement, the applicable pricing supplement and product supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The securities, and the guarantee of the securities by Citigroup Inc., are not deposits or savings accounts but are, respectively, unsecured debt obligations of Citigroup Global Markets Holdings Inc. and unsecured obligations of Citigroup Inc.  The securities are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Citigroup

November 4, 2025

We are responsible for the information contained or incorporated by reference in this index supplement, the applicable pricing supplement and product supplement and the accompanying prospectus supplement and prospectus.  We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you.  You should not assume that the information contained or incorporated by reference in this index supplement, the applicable pricing supplement and product supplement and the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of such document.  We are not making an offer of these securities in any state where the offer is not permitted.

TABLE OF CONTENTS

Index Supplement

About This Index Supplement	IS-3
Risk Factors Relating to the Indices	IS-4
Description of the S&P 500 Futures Intraday Edge Volatility Indices	IS-9
Description of the S&P 500 Futures Excess Return Index	IS-22
Description of the S&P 500® Index	IS-25

Prospectus Supplement

Risk Factors	S-1
Important Currency Information	S-4
Forward-Looking Statements	S-5
Description of the Notes	S-6
United States Federal Tax Considerations	S-14
Plan of Distribution	S-27
Conflicts of Interest	S-28
Benefit Plan Investor Considerations	S-34
Legal Matters	S-36

Prospectus

Prospectus Summary	1
Forward-Looking Statements	6
Citigroup Inc.	6
Citigroup Global Markets Holdings Inc.	10
Use of Proceeds and Hedging	11
European Monetary Union	13
Description of Debt Securities	13
Currency Conversions and Foreign Exchange Risks Affecting Debt Securities Denominated in a Foreign Currency	25
Plan of Distribution	27
Legal Matters	29
Experts	29

About this INDEX Supplement

The pricing supplement for a particular issuance of securities linked to an Index will describe certain specific terms of those securities, but will not describe all of the material terms of those securities or contain all of the other material disclosures that you should consider before investing in those securities.  The material terms of the securities and other material disclosures that are not contained in the applicable pricing supplement are set forth in this index supplement and, to the extent not set forth in this index supplement, in the applicable product supplement and the accompanying prospectus supplement and prospectus.  Accordingly, it is important that you read the applicable pricing supplement together with this index supplement, the applicable product supplement and the accompanying prospectus supplement and prospectus and before investing in the securities.

You may find the prospectus and prospectus supplement each dated March 7, 2023 here:
https://www.sec.gov/Archives/edgar/data/200245/000119312523063080/d470905d424b2.htm

References in this index supplement, the applicable pricing supplement, the applicable product supplement and the accompanying prospectus supplement and prospectus to “we,” “our” or “us” are to Citigroup Global Markets Holdings Inc., and not any of its subsidiaries, unless the context indicates otherwise.

RISK FACTORS RELATING TO THE INDICES

The following discussion of risks relating to the Indices should be read together with the description of the Indices in the section “Description of the S&P 500 Futures Intraday Edge Volatility Indices” in this index supplement, which defines and further describes a number of the terms and concepts referred to in this section.  In addition, you should read these risk factors together with the risk factors included or otherwise referenced in the applicable pricing supplement, which will describe more specifically those risks associated with the terms of the particular issuance of securities linked to an Index.

Each Index is likely to underperform the S&P 500® Index over any period in which the S&P 500® Index appreciates.  Each Index tracks exposure to the Underlying Futures Index on a volatility-targeted, trend-adjusted basis, less certain notional costs and less a decrement of 2% per annum, if applicable.  Each Index is likely to have significantly less than 100% exposure to the Underlying Futures Index at most times, because each Index’s volatility target of 7% is likely to be significantly less than the underlying volatility at most times, requiring each Index to reduce its exposure to the Underlying Futures Index to maintain its volatility target. At any time when each Index has less than 100% exposure to the Underlying Futures Index, the remainder of that Index’s exposure will be hypothetically uninvested, and no interest or other return will accrue on the hypothetically uninvested portion. As a result, each Index is likely to significantly underperform the Underlying Futures Index over any time period when the Underlying Futures Index appreciates. Moreover, the Underlying Futures Index in turn is likely to underperform the S&P 500® Index because it tracks futures contracts on the S&P 500® Index and will therefore bear an implicit financing cost. In addition, notional costs and the decrement, if applicable, will reduce the performance of each Index. For these reasons, each Index is likely to underperform the S&P 500® Index over any period in which the S&P 500® Index appreciates, and each Index is not suitable for an investor who seeks to participate in the full performance of the S&P 500® Index.

Each Index may perform poorly if it is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines.  The Index methodology is premised on the following key assumptions: (1) that there will be an inverse relationship between performance and volatility, so that the Underlying Futures Index will tend to increase in times of lower volatility and decline in times of higher volatility; (2) that short-term intraday trends in the value of the Underlying Futures Index will tend to continue; (3) that the Index rules can effectively identify when conditions are favorable for an overnight mean-reversion in the Underlying Futures Index and effectively adjust its exposure to the Underlying Futures Index up or down in response; and (4) that the measures of underlying volatility used by each Index will be effective predictors of future volatility of the Underlying Futures Index from one intraday window to the next. There is no guarantee, however, that these assumptions will be proven correct over any given time period. If any of these assumptions does not prove to be consistently correct for a given Index, then that Index may perform poorly as a result of having increased exposure to the Underlying Futures Index at a time of declines and/or having reduced exposure to the Underlying Futures Index at a time of increases.

Each Index may experience significantly greater volatility than its volatility target.  Each Index seeks to implement its volatility target in two steps.  First, the Interim Index with respect to each Index determines a volatility-targeted exposure to the Underlying Futures Index for each intraday window in a manner that seeks to align the volatility of the Interim Index with the volatility target.  Second, each Index adjusts its exposure to its Interim Index daily pursuant to an end-of-day volatility target adjustment.  Despite these steps, an Index may experience significantly greater volatility than its volatility target for a number of reasons.  The Interim Index for each Index determines its exposure to the Underlying Futures Index based not only on the volatility-targeted exposure, but also on intraday trend and overnight mean-reversion trend inputs.  Those inputs may result in the exposure of an Interim Index to the Underlying Futures Index being increased to a level that is significantly higher than the volatility-targeted exposure, and the Interim Index may experience significantly more volatility than the volatility target as a result.  Moreover, although the end-of-day volatility target adjustment is intended to reduce the exposure of each Index to its Interim Index to counteract this, the end-of-day volatility target adjustment is based on the realized volatility of the Interim Index over a look-back period of 40 index business days.  If there is a significant increase in the volatility of an Interim Index, it may be a significant period of time before that increased volatility is meaningfully reflected in the 40-day lookback period.  If an Index experiences significantly greater volatility than its volatility target, it may be riskier than expected and may experience a significantly greater decline than it would have if it had maintained its volatility target.

Each Index’s intraday trend-following mechanism may not be effective.  Each Index incorporates a trend-following mechanism, in which it will scale the volatility-targeted exposure of its Interim Index to the Underlying Futures Index up or down depending on a measure of the intraday trend of the Underlying Futures Index.  Trend-following methodologies such as the one followed by each Index are premised on the notion that equity markets exhibit momentum, whereby recent performance is predictive of future performance.  Trend-following methodologies perform poorly, however, when this turns out not to be the case.  There can be no guarantee that recent performance will be predictive of future performance.  Trend-following methodologies perform particularly poorly in choppy markets, where they can be subject to whipsaws – increasing exposure following a recent increase and just in time to participate on a higher-exposure basis in a decline that follows the increase, at which point they decrease exposure following the decline and just when the underlying market begins to increase again.  Moreover, even if the Underlying Futures Index does exhibit trend-following behavior, there can be no assurance that the particular methodology followed by each Index will effectively identify the trend or capitalize on it.  If the Underlying Futures Index does not exhibit momentum, or if an Index’s intraday trend-following methodology is not effective in identifying trends and capitalizing on them, an Index’s trend-following mechanism may result in scaling up the exposure to the Underlying Futures Index ahead of declines, and scaling down exposure ahead of increases, which would result in poor performance.

Each Index’s overnight mean-reversion mechanism may not be effective.  Each Index incorporates an overnight mean-reversion mechanism, in which it will adjust its trend-adjusted, volatility-targeted exposure to the Underlying Futures Index upward at the fourth intraday window at any time when it determines that conditions are favorable for a positive overnight mean-reversion, and will adjust that exposure downward at any time when it determines that conditions are favorable for a negative overnight mean-reversion.  Each Index’s overnight mean-reversion mechanism is premised on the assumption that equity markets may at times exhibit a tendency to revert to a longer term mean (on an overnight basis) after a short-term dip, and each Index seeks to capitalize on that tendency by identifying a time when a short-term dip has occurred and when the equity markets are due for a positive mean-reversion and increasing exposure to the Underlying Futures Index accordingly at the fourth intraday window.  There can be no assurance, however, that the Underlying Futures Index will exhibit mean-reversion behavior when each Index expects it to do so, or at all.  Even if the Underlying Futures Index does exhibit mean-reversion behavior, the particular methodology of each Index may fail to accurately identify when it will do so or may fail to capitalize on that.  If the Underlying Futures Index does not exhibit mean-reversion behavior when an Index expects it to do so, that Index may increase its exposure to the Underlying Futures Index in a falling market that may continue to fall long after the Index has increased exposure, worsening Index returns as a result.  Conversely, if the Underlying Futures Index does exhibit mean-reversion behavior when an Index does not expect it to, that Index will have reduced its exposure to the Underlying Futures Index at a time when the Underlying Futures Index has rebounded from the short-term dip, which will cause Index performance to be less favorable than it would have been if it had not tried to time the mean-reversion.

Each Index may perform poorly in temporary market downturns.  There is a time lag inherent in each Index’s volatility targeting mechanisms.  Unless the VIX signal is 1, the Interim Index for each Index will determine its volatility-targeted exposure to the Underlying Futures Index based on a backward-looking measure of realized volatility of the Underlying Futures Index.  Similarly, each Index will apply its end-of-day volatility target adjustment to its exposure to its Interim Index based on a backward-looking measure of realized volatility of its Interim Index.  If there is a sudden spike in volatility and a corresponding sharp decline in the Underlying Futures Index, each Index may have a relatively high degree of exposure to the Underlying Futures Index at the time of the decline and may therefore have a high degree of exposure to that decline.  An Index may subsequently reduce its exposure to the Underlying Futures Index once the increased volatility has been sufficiently reflected in the Index’s realized volatility measures, but by then the Underlying Futures Index may have already stopped its decline and started to recover.  Given the time lag, an Index may not increase its exposure to the Underlying Futures Index until well after the recovery has already taken place.  Taken together, these factors may cause an Index to perform particularly poorly in a temporary market downturn – a sudden significant decline that is quickly reversed.  In that scenario, the Index would participate on a 100% basis in the decline and then fail to participate fully in the recovery.

Each Index may be adversely affected by a “decay” effect.  If an Index is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines in the Underlying Futures Index, then that Index is also expected to be subject to a “decay” effect.  The decay effect would result from the fact that the applicable Index resets its exposure to the Underlying Futures Index multiple times each index business day, and would manifest any time the Underlying Futures Index moves in one direction from one intraday window to the next and another direction from that subsequent intraday window to the next after that.  The decay effect would result because resetting exposure after an increase but in advance of a decline would cause the applicable Index to have increased exposure to that decline, and resetting exposure following a decline but in advance of an increase would cause the applicable Index to have decreased exposure to that increase.  The more this fact pattern repeats, the lower the performance of the applicable Index would be relative to the performance of the Underlying Futures Index.

The Underlying Futures Index is expected to underperform the S&P 500® Index because of an implicit financing cost.  The Underlying Futures Index is a futures-based index.  As a futures-based index, it is expected to reflect not only the performance of its reference index (the S&P 500® Index), but also the implicit cost of a financed position in that reference index.  The cost of this financed position will adversely affect the value of the Underlying Futures Index.  Any increase in market interest rates will be expected to further increase this implicit financing cost and will increase the negative effect on the performance of the Underlying Futures Index.  Because of this implicit financing cost, the Underlying Futures Index is expected to underperform the total return performance of the S&P 500® Index.

The performance of each Index will be reduced by notional costs and by a decrement of 2% per annum, if applicable.  Two types of notional costs are deducted from the performance of each Index.  Notional transaction costs are deducted each time there is a change in the exposure of an Index’s Interim Index to the Underlying Futures Index or in the exposure of an Index to its Interim Index.  Changes in the exposure may occur as often as five times a day – during each of the four intraday windows, and again pursuant to the end-of-day volatility target adjustment.  The more frequent the changes in exposure and the larger the changes are in size, the greater the amount of the notional transaction costs.  In addition to the notional transaction costs, notional replication costs are deducted on a daily basis from the level of an Index’s Interim Index.  The greater the exposure of an Index’s Interim Index to the Underlying Futures Index, the greater the size of the notional replication costs.  Moreover, the performance of one of the Indices will be reduced by a decrement of 2% per annum, which will be calculated on the full value of the Index, including any portion that is hypothetically uninvested.  The notional costs and the decrement, if applicable, will be a significant drag on the performance of each Index, potentially offsetting positive returns that would otherwise result from the Index methodology, exacerbating negative returns of the Index methodology and causing the level of each Index to decline steadily if the return of the Index methodology would otherwise be relatively flat.  Each Index will not appreciate unless the return of the Index methodology is sufficient to offset the negative effects of the notional costs and the decrement, if applicable, and then only to the extent that the return of the Index methodology is greater than the notional costs and the decrement, if applicable.  As a result of the notional costs and the decrement, if applicable, the level of an Index may decline even if the return of the Index methodology would otherwise have been positive.

In the case of the decrement Index, the decrement of 2% per annum may reduce the annual return of the Index by more (and possibly significantly more) than 2%.  The decrement is deducted from the level of the decrement Index on each index business day at a rate of 2% per annum.  Higher levels of the decrement Index over any given period will therefore result in larger deductions.  Moreover, while the decrement will reduce the level of the decrement Index at a rate equal to 2% per annum, the effect of the decrement on the return of the decrement Index over an annual period is likely to be greater, and may be significantly greater, than 2% if the level of the decrement Index has appreciated over that annual period.  For example, if the level of the decrement Index before giving effect to the decrement were to increase from 100 to 150 over an annual period, the level of the decrement Index after giving effect to the decrement might be 147, which is 2% less than 150.  In this scenario, the return of the decrement Index before giving effect to the decrement would have been 50%, while the return of the decrement Index after giving effect to the decrement would have been 47% -- resulting in a return of the decrement Index over this annual period that is 3% lower than it would have been before giving effect to the decrement.  This example is not intended to be a prediction of the performance of the decrement Index over any given period – it is solely intended to illustrate how the impact of the decrement on the return of the decrement Index may be significantly greater than 2% per annum.  These effects will be even greater over periods longer than one year.

The negative impact of notional costs on the annual return of an Index may be greater than the absolute amount by which notional costs reduce the level of that Index.  Notional costs will negatively affect the annual return of each Index in the same way that the decrement affects the decrement Index, as described in the preceding risk factor.  Notional costs are deducted from the level of each Index or its Interim Index and, as a result, higher levels of an Index or Interim Index will result in larger deductions.  Moreover, as with the decrement and in the same manner described in the preceding risk factor, if an Index or Interim Index appreciates over any annual period, notional costs will negatively impact the annual return of that Index over that period by more than the percentage that is deducted from the level of that Index or that Interim Index.

The manner in which each Index measures underlying volatility may not be effective.  Each Index will measure the underlying volatility on a given index business day based on implied volatility if the VIX signal on the preceding index business day was 1, and based on realized volatility if the VIX signal on the preceding index business day was 0.  The VIX signal will be 1 when the level of the Cboe Volatility Index (the “VIX”) has exceeded its 200-day moving average for more than 6 consecutive index business days, and will be 0 when the level of the VIX has been less than or equal to its 200-day moving average for more than 3 consecutive index business days (and otherwise will be the same as on the preceding index business day).  The VIX is a measure of implied volatility of large-cap U.S. stocks over the next 30 days, calculated based on the prices of certain put and call options on the S&P 500® Index.  As a result, each Index is designed to use the forward-looking implied volatility measurement at a time when implied volatility (as reflected in the VIX) is relatively elevated, and to use the backward-looking realized volatility measurement at a time of relatively lower implied volatility.

This approach to determining the underlying volatility is premised on the notion that forward-looking implied volatility tends to be higher than backward-looking realized volatility because of a risk premium embedded in the options used to calculate forward-looking implied volatility.  Therefore, the use of forward-looking implied volatility at a time of relatively elevated implied volatility (as reflected in the VIX) is intended to use the volatility measure that is expected to be the higher of the two, with the result that the exposure to the Underlying Futures Index will be lower than if the other measure were used at a time of relatively elevated implied volatility.  This is premised on the assumption that there is an inverse relationship between performance and volatility, so that an Index will benefit from reduced exposure to the Underlying Futures Index at a time of higher volatility.  As described elsewhere, however, there can be no assurance that this relationship will hold over any particular time period, and each Index might have performed better if it did not adjust its measure of underlying volatility in this manner.

Each Index has limited actual performance information.  Each Index launched on August 14, 2025.  Accordingly, each Index has limited actual performance data.  Because each Index is of recent origin with limited performance history, an investment linked to an Index may involve a greater risk than an investment linked to one or more indices with an established record of performance.  A longer history of actual performance may have provided more reliable information on which to assess the validity of the methodology of the Indices.  However, any historical performance of an Index is not an indication of how that Index will perform in the future.

Hypothetical back-tested Index performance information is subject to significant limitations.  All information regarding the performance of each Index prior to August 14, 2025 is hypothetical and back-tested, as each Index did not exist prior to that time.  It is important to understand that hypothetical back-tested Index performance information is subject to significant limitations, in addition to the fact that past performance is never a guarantee of future performance.  In particular:

o	The sponsor of each Index developed the rules of each Index with the benefit of hindsight—that is, with the benefit of being able to evaluate how the Index rules would have caused each Index to perform had it existed during the hypothetical back-tested period. The fact that a given Index generally appreciated over any portion of the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the Index methodology.

o	The hypothetical back-tested performance of each Index might look different if it covered a different historical period. The market conditions that existed during the historical period covered by the hypothetical back-tested Index performance information are not necessarily representative of the market conditions that will exist in the future.

o	SPXW options were not published as frequently prior to May 11, 2022 as they are now, and as a result the calculation of the hypothetical back-tested values of each Index prior to that date differs from the calculation of each Index today. The hypothetical back-tested performance of each Index prior to May 11, 2022 may therefore differ from how the Index would have performed if SPXW options had been available with expirations on every weekday, as they are now.

It is impossible to predict whether any Index will rise or fall. The actual future performance of each Index may bear no relation to the historical or hypothetical back-tested levels of that Index.

An affiliate of ours participated in the development of the Indices.  Citigroup Global Markets Inc., which is our affiliate, worked with the sponsor of the Indices in developing the guidelines and policies governing the composition and calculation of the Indices, and in that role made judgments and determinations about the Index methodology.

Although Citigroup Global Markets Inc. no longer has a role in making any judgments and determinations relating to the Indices, the judgments and determinations previously made by Citigroup Global Markets Inc. could continue to have an impact, positive or negative, on the level of each Index and the value of your securities.  Citigroup Global Markets Inc. was under no obligation to consider your interests as an investor in the securities in its role in developing the guidelines and policies governing the Indices.

Changes that affect an Index may affect the value of securities linked to an Index.  The sponsor of the Indices may at any time make methodological changes or other changes in the manner in which it operates that could affect the value of an Index.  We are not affiliated with the Index sponsor and, accordingly, we have no control over any changes such sponsor may make.  Such changes could adversely affect the performance of an Index and the value of and your return on securities linked to an Index.

DESCRIPTION OF THE S&P 500 FUTURES INTRADAY EDGE VOLATILITY INDICES

Overview

S&P Dow Jones Indices LLC publishes a family of indices called the S&P 500 Futures Intraday Edge Volatility Indices.  The S&P 500 Futures Intraday Edge Volatility Index family includes the two indices listed below, each of which we refer to as an “Index”.  Each Index, its volatility target, its decrement (if applicable) and its ticker is listed in the table below.

Name of Index	Volatility Target	Decrement	Index Ticker
S&P 500 Futures 7% Intraday Edge Volatility TCA Index (USD) ER	7%	None	SPXI7EV
S&P 500 Futures 7% Intraday Edge Volatility TCA 2% Decrement Index (USD) ER	7%	2% per annum	SPXI7EV2

Each Index is calculated, maintained and published by S&P Dow Jones Indices LLC.  All information contained in this index supplement regarding the Indices has been derived from information provided by S&P Dow Jones Indices LLC.  This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC.  S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue publication of, the Indices.  The Indices were first published on August 14, 2025, and therefore have a limited performance history.

Each Index tracks exposure to the S&P 500 Futures Excess Return Index (which we refer to as the “Underlying Futures Index”) on a volatility-targeted, trend-adjusted basis, less certain notional costs and less a decrement of 2% per annum in the case of one of the Indices.  Each Index has a volatility target of 7%, which it attempts to achieve by reducing its exposure to the Underlying Futures Index below 100% when the underlying volatility is greater than the volatility target.  Each Index may reset its exposure to the Underlying Futures Index at each of four intraday windows during each index business day based on a measure of the underlying volatility at the related intraday fixing time, subject to scaling up or down depending on a measure of the intraday trend of the Underlying Futures Index at that time (and, for the fourth intraday window only, subject to adjustment up or down based on the overnight mean-reversion trend), and may reset its exposure again at the closing of trading, all as described in more detail below.

The Underlying Futures Index tracks the performance of a hypothetical investment, rolled quarterly, in futures contracts on the S&P 500® Index, and accordingly is expected to reflect the performance of the S&P 500® Index less an implicit financing cost, as described in more detail in “Description of the S&P 500 Futures Excess Return Index” in this index supplement.  The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity market.  For more information about the S&P 500® Index, see “Description of the S&P 500® Index” in this index supplement.

Each Index is likely to have significantly less than 100% exposure to the Underlying Futures Index at most times, because each Index’s volatility target of 7% is likely to be significantly less than the underlying volatility at most times. At any time when an Index has less than 100% exposure to the Underlying Futures Index, the remainder of that Index’s exposure will be hypothetically uninvested, and no interest or other return will accrue on the hypothetically uninvested portion. As a result, each Index is likely to significantly underperform the Underlying Futures Index over any time period when the Underlying Futures Index appreciates.

The methodology of the Indices is premised on the following key assumptions: (1) that there will be an inverse relationship between performance and volatility, so that the Underlying Futures Index will tend to increase in times of lower volatility and decline in times of higher volatility; (2) that short-term intraday trends in the value of the Underlying Futures Index will tend to continue; (3) that the rules for an Index can effectively identify when conditions are favorable for an overnight mean-reversion in the Underlying Futures Index and effectively adjust its exposure to the Underlying Futures Index up or down in response; and (4) that the applicable measures of underlying volatility used by each Index will be effective predictors of future volatility of the Underlying Futures Index from one intraday window to the next. There is no guarantee, however, that these assumptions will be proven correct over any given time period. If any of these assumptions does not prove to be consistently correct for a given Index, then that Index may perform poorly as a result of having increased exposure to the Underlying Futures Index at a time of declines and/or having reduced exposure to the Underlying Futures Index at a time of increases.

If an Index is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines, then that Index is also expected to be subject to a “decay” effect.  The decay effect would result from the fact that each Index resets its exposure to the Underlying Futures Index multiple times each index business day, and would manifest any time the Underlying Futures Index moves in one direction from one intraday window to the next and another direction from that subsequent intraday window to the next after that.  The decay effect would result because resetting exposure after an increase but in advance of a decline would cause the Index to have increased exposure to that decline, and resetting exposure following a decline but in advance of an increase would cause the Index to have decreased exposure to that increase.  The more this fact pattern repeats, the lower the performance of the applicable Index would be relative to the performance of the Underlying Futures Index.

It is important to understand that each Index provides exposure to the S&P 500® Index that:

1.	is likely to reflect significantly less than 100% participation in the Underlying Futures Index;

2.	is reduced by an implicit financing cost;

3.	may be subject to a decay effect;

4.	is reduced by notional costs that will be greater with more frequent and larger adjustments of the exposure of the applicable Index to the Underlying Futures Index; and

5.	in the case of the decrement Index, is reduced by a decrement of 2% per annum.

As a result of these features, each Index may significantly underperform the S&P 500® Index.

Certain features of the Indices – including the fact that they reference the Underlying Futures Index, and not the S&P 500® Index directly, the volatility targeting, the deduction of notional costs and the decrement of 2% per annum in the case of the decrement Index – are designed to reduce and/or offset the cost to us and our affiliates of hedging transactions that we intend to enter into in connection with securities linked to an Index as compared to an otherwise comparable index without these features.  These features will reduce the performance of the applicable Index as compared to an otherwise comparable index without these features.  The reduced and/or offset cost of hedging may make it possible for certain terms of such securities to be more favorable to you than would otherwise be the case.  However, there can be no assurance that these more favorable terms will offset the negative effects of these features on the performance of the applicable Index, and your return on such securities may ultimately be less favorable than it would have been without these more favorable terms but with an index that does not contain these features.

There are no actual assets to which any investor is entitled by virtue of an investment linked to an Index.  Each Index is merely a mathematical calculation that is performed in accordance with the methodology described in this section.

This description of the Indices is only a summary of the rules by which the Indices are calculated.  You should understand that this summary is more general than the precise mathematical formulations used to calculate the Indices.  The mathematical calculation of the Indices is described in the Index rules, which are maintained and subject to change by S&P Dow Jones Indices LLC.  The Indices will be governed by and calculated in accordance with the mathematical and other terms set forth in the Index rules, and not this description of the Indices.  If this description of the Indices conflicts with the Index rules, the Index rules control.

Citigroup Global Markets Inc. (“CGMI”), an affiliate of ours that will act as an underwriter for any offering of securities linked to an Index, worked with the sponsor of the Indices in developing the guidelines and policies governing the composition and calculation of the Indices, and in that role made judgments and determinations about the Index methodology.  Although CGMI no longer has a role in making any judgments and determinations relating to the Indices, the judgments and determinations previously made by CGMI could continue to have an impact, positive or negative, on the level of the Indices and the value of any securities linked to an Index.  CGMI was under no obligation to consider your interests as an investor in securities linked to an Index in its role in developing the guidelines and policies governing the Indices.

Index Calculation

The Indices seek to reflect exposure to the Underlying Futures Index on a volatility-targeted, trend-adjusted basis, less certain notional costs and, in the case of the decrement Index, a decrement of 2% per annum.

In calculating the performance of each Index, the Index first calculates the performance of a version of that Index that we call the “Interim Index”.  The Interim Index reflects the Index methodology as described in this section, but before giving effect to an end-of-day volatility target adjustment (including the related notional costs) and the decrement, if applicable.  The performance of an Index, in turn, reflects a degree of exposure to its Interim Index that is determined based on an end-of-day volatility target adjustment, less the related notional costs and the decrement, if applicable.  If at any time the realized volatility of the Interim Index over the preceding 40 index business days is greater than the Index’s volatility target, the exposure of the Index to the Interim Index will be reduced below 100% and will be equal to the Index’s volatility target divided by that realized volatility.  We refer to this reduction as the “end-of-day volatility target adjustment”.  The end-of-day volatility target adjustment that is determined on a given index business day is implemented at the close of the next succeeding index business day.

The realized volatility of the Interim Index may exceed the Index’s volatility target for a number of reasons, including the fact that the volatility-targeted exposure of the Interim Index to the Underlying Futures Index may be adjusted upward based on the intraday trend and overnight mean-reversion trend inputs described below.  In the event that the realized volatility of the Interim Index over the preceding 40 index business days exceeds the Index’s volatility target, the Index will have less than 100% exposure to the Interim Index, and the difference will be hypothetically uninvested.  In addition to any hypothetically uninvested portion of the Index, a portion of the Interim Index may be hypothetically uninvested.  A portion of the Interim Index will be hypothetically uninvested to the extent that the exposure of the Interim Index to the Underlying Futures Index is less than 100%.  No interest or other return will accrue on any portion of the Index (including the Interim Index) that is hypothetically uninvested, which will dampen Index returns, but the decrement will be deducted in an amount calculated on the full Index value, if applicable.

The level of each Index is calculated on each index business day.  An “index business day” is a day when U.S. equity markets are open.

Determining the Exposure

An Interim Index may reset its exposure to the Underlying Futures Index at each of four intraday windows during each index business day based on a measure of the underlying volatility at the related intraday fixing time, subject to scaling up or down depending on a measure of the intraday trend of the Underlying Futures Index at that time (and, for the fourth intraday window only, subject to adjustment up or down based on the overnight mean-reversion trend).

The table below sets forth the four intraday windows:

Intraday window	Time (New York)
1	10:00:00 to 10:30:00
2	12:00:00 to 12:30:00
3	14:00:00 to 14:30:00
4	15:00:00 to 15:15:00

The performance of an Interim Index (i.e., the percentage change in its level) from one intraday window to the next will reflect the percentage change in the time-weighted average level of the Underlying Futures Index from that first intraday window to the next times the exposure of the Interim Index to the Underlying Futures Index that was set at that first intraday window.  The exposure of an Interim Index to the Underlying Futures Index may then be reset at that next intraday window, and performance of the Interim Index from that next intraday window to the intraday window after that will reflect the change in the time-weighted average level of the Underlying Futures Index between those two intraday windows times the exposure of the Interim Index to the Underlying Futures Index that was set at the first of those two intraday windows, and so on.  However, the closing level of an Interim Index on a given index business day (and, in turn, the closing level of the applicable Index) will be calculated from the level of the Interim Index at the fourth intraday window in a manner that reflects the change in the level of the Underlying

Futures Index from its time-weighted average level during that fourth intraday window to its official closing level on that day times the exposure of the Interim Index to the Underlying Futures Index that was set at that fourth intraday window (less notional costs).

The “time-weighted average level” of the Underlying Futures Index during any intraday window is the average of the levels of the Underlying Futures Index observed at 15-second intervals throughout that intraday window.

When we refer to the “exposure” of an Interim Index to the Underlying Futures Index over any given period, we are referring to the degree of leverage (or deleverage) that the Interim Index has with respect to the performance of the Underlying Futures Index over that period.  Put another way, the exposure is the percentage by which the level of the Interim Index would change for any 1% change in the level of the Underlying Futures Index (before deducting notional costs).  For example, if the exposure of an Interim Index to the Underlying Futures Index were 100%, then a 1% change in the level of the Underlying Futures Index would result in a 1% change in the level of the Interim Index; and if the exposure of an Interim Index to the Underlying Futures Index were 25%, then a 1% change in the level of the Underlying Futures Index would result in a 0.25% change in the level of the Interim Index.

The exposure of an Interim Index to the Underlying Futures Index that is set at each intraday window is determined based on the following inputs:

1.	Underlying volatility input: One of two alternative measures of volatility, which will be either the realized volatility of the Underlying Futures Index or the implied volatility of the S&P 500® Index, depending on a VIX signal.

2.	Intraday trend input: A measure of the intraday trend of the Underlying Futures Index. The intraday trend input will be between 0% and 200%.

3.	Overnight mean-reversion trend input: Solely with respect to the fourth intraday window in a given index business day, a measure of the overnight mean-reversion trend of the Underlying Futures Index. The overnight mean-reversion trend input will be between -100% and 100%.

Each of these inputs is described in more detail below and is determined, for each intraday window, based in part on the intraday fixing level of the Underlying Futures Index for that intraday window.  The “intraday fixing level” for each intraday window is the first published level of the Underlying Futures Index at or after the intraday fixing time for that intraday window.  The “intraday fixing time” for any intraday window is the time that is one half-hour prior to the beginning of that intraday window.

The exposure of an Interim Index to the Underlying Futures Index that is calculated with respect to each intraday window is equal to:

1.	the quotient of the volatility target of 7% divided by the underlying volatility input for that intraday window (which quotient we refer to as the “volatility-targeted exposure”); multiplied by

2.	the intraday trend input; plus

3.	solely with respect to the fourth intraday window on a given index business day, the overnight mean-reversion trend input,

subject to a maximum exposure of 100% and a minimum exposure of 0% and subject to the limits described in the next paragraph.

The implementation of the exposure calculated as described above will be limited by the following rules:

•	The exposure for a given intraday window will change from the then-existing exposure only if the change would be at least 2%.

•	The maximum amount by which the exposure for a given intraday window may change from the then-existing exposure is 30%.

The exposure to the Underlying Futures Index will not be adjusted on any day on which the U.S. equity markets are scheduled to close early.

For any intraday window when a traded price of the futures contract tracked by the Underlying Futures Index is available for fewer than all of the 15-second intervals during that window, the portion of the exposure that is adjusted during that window will be proportionately reduced.  If there are no available Underlying Futures Index levels in an intraday window, the exposure to the Underlying Futures Index will not be adjusted during that intraday window and will remain as it was for the prior intraday window.

Examples

The examples below illustrate how the exposure of an Interim Index to the Underlying Futures Index might be calculated based on the hypothetical assumptions set out below.  For simplicity, the examples ignore the rules described above regarding the minimum and maximum permitted change from the then-existing exposure.  The examples are intended solely to illustrate how exposure is calculated; they are not intended to illustrate all possible outcomes and are not a prediction of what the exposure will be at any time.

Example 1.  Assume the following inputs with respect to the fourth intraday window on a given index business day:

•	Underlying volatility input: 21%.

•	Intraday trend input: 150%.

•	Overnight mean-reversion trend input: 25%.

In this example, the exposure of the Interim Index to the Underlying Futures Index that is set for this intraday window would be equal to:

1.	7% divided by 21%, which results in a volatility-targeted exposure of 33.33%, multiplied by

2.	150% plus

3.	25%,

which would result in an exposure of 74.995%.  An exposure of 74.995% means that the performance of the Interim Index would be equal to 74.995% times the percentage change in the level of the Underlying Futures Index over the time period when that exposure is in effect (before deducting notional costs).  For example, if the Underlying Futures Index declined by 1% over that time period, the Interim Index would decline by 0.74995% over that time period (before deducting notional costs).  The exposure that is put in effect following the fourth intraday window on a given index business day remains in effect overnight, until the first intraday window on the following index business day.  Overnight returns are frequently significantly higher in absolute terms (whether more positive or more negative) than intraday returns, and as a result the performance of the Index may be impacted more by the exposure set at the fourth intraday window on each index business day than at the other intraday windows.

In this example, the volatility-targeted exposure is significantly scaled up by the intraday trend input and further increased by the overnight mean-reversion trend input, which results in an exposure significantly exceeding the volatility-targeted exposure.  Note, however, that in the event that the exposure of the Interim Index to the Underlying Futures Index significantly exceeds the volatility-targeted exposure and, as a result, the realized volatility of the Interim Index exceeds the Index’s volatility target, the Index will scale down its exposure to the Interim Index below 100% pursuant to the end-of-day volatility target adjustment, and in that event the effective exposure of the Index to the Underlying Futures Index could be significantly less than the exposure of the Interim Index to the Underlying Futures Index specified above.  The end-of-day volatility target adjustment has a time lag, however, as it is based on volatility over the prior 40 index business days.  As a result, a sudden increase in the volatility of the Interim Index may be reflected in a significant increase in the volatility of the Index for an extended period of time before the end-of-day volatility target adjustment has had time to take effect.

Example 2.  Assume the following inputs with respect to a given intraday window (other than the fourth) on a given index business day:

•	Underlying volatility input: 14%.

•	Intraday trend input: 50%.

In this example, the exposure of the Interim Index to the Underlying Futures Index that is set for this intraday window would be equal to:

1.	7% divided by 14%, which results in a volatility-targeted exposure of 50%, multiplied by

2.	50%,

which would result in an exposure of 25%.  In this example, the volatility-targeted exposure is significantly scaled down by the intraday trend input and results in an exposure significantly less than the volatility-targeted exposure.

An exposure of 25% means that the performance of the Interim Index would be equal to 25% times the percentage change in the level of the Underlying Futures Index over the intraday time period when that exposure is in effect (before deducting notional costs).  For example, if the Underlying Futures Index increased by 1% over that time period, the Interim Index would increase by only 0.25% over that time period (before deducting notional costs).

Example 3.  Assume the following inputs with respect to a given intraday window (other than the fourth) on a given index business day:

•	Underlying volatility input: 5.83%.

•	Intraday trend input: 100%.

In this example, the exposure of the Interim Index to the Underlying Futures Index that is set for this intraday window would be equal to:

1.	7% divided by 5.83%, subject to a maximum exposure of 100%, which results in a volatility-targeted exposure of 100%, multiplied by

2.	100%,

which would result in an exposure of 100%.  In this example, the intraday trend input is 100%, and as a result the volatility-targeted exposure is not scaled by the intraday trend input, and so the exposure of the Interim Index to the Underlying Futures Index is equal to the volatility-targeted exposure.

An exposure of 100% means that the performance of the Interim Index would be equal to 100% times the percentage change in the level of the Underlying Futures Index over the intraday time period when that exposure is in effect (before deducting notional costs).  For example, if the Underlying Futures Index decreased by 1% over that time period, the Interim Index would decrease by 1% over that time period (before deducting notional costs).

Underlying volatility input

In determining the exposure of an Interim Index to the Underlying Futures Index for each intraday window, each Index will measure the underlying volatility using one of the following two alternative measures of volatility.  Volatility is a measure of the magnitude and frequency of changes in the value of an asset measured at specified intervals over a given time period.  The greater the magnitude and frequency of changes in value, the greater the volatility.

1.	Implied volatility. Implied volatility is a measure of the expected volatility of the S&P 500® Index over the next week that is derived from the price of options on the S&P 500® Index, as described below. The implied volatility measure used by an Index will be adjusted by any changes in the most recent realized volatility observations.

2.	Realized volatility. Realized volatility is a measure of the volatility actually realized by the Underlying Futures Index over a specified prior period.

We refer to the applicable measure of volatility used by an Index at any given time as the “underlying volatility” at that time.

Each Index will measure the underlying volatility on a given index business day based on implied volatility if the VIX signal on the preceding index business day was 1, and based on realized volatility if the VIX signal on the preceding index business day was 0.  The VIX signal will be 1 when the level of the Cboe Volatility Index (the “VIX”) has exceeded its 200-day moving average for more than 6 consecutive index business days, and will be 0 when the level of the VIX has been less than or equal to its 200-day moving average for more than 3 consecutive index business days (and otherwise will be the same as on the preceding index business day).  The VIX is published by Cboe and is a measure of implied volatility of large-cap U.S. stocks over the next 30 days, calculated based on the prices of certain put and call options on the S&P 500® Index.  As a result, each Index is designed to use the forward-looking implied volatility measurement at a time when implied volatility (as reflected in the VIX) is relatively elevated, and to use the backward-looking realized volatility measurement at a time of relatively lower implied volatility.

This approach to determining the underlying volatility is premised on the notion that forward-looking implied volatility tends to be higher than backward-looking realized volatility because of a risk premium embedded in the options used to calculate forward-looking implied volatility.  Therefore, the use of forward-looking implied volatility at a time of relatively elevated implied volatility (as reflected in the VIX) is intended to use the volatility measure that is expected to be the higher of the two, with the result that the exposure to the Underlying Futures Index will be lower than if the other measure were used at a time of relatively elevated implied volatility.  This is premised on the assumption that there is an inverse relationship between performance and volatility, so that each Index will benefit from reduced exposure to the Underlying Futures Index at a time of higher volatility.  As described elsewhere, however, there can be no assurance that this relationship will hold over any particular time period, and each Index might have performed better if it did not adjust its measure of underlying volatility in this manner.

When the implied volatility measurement applies, each Index will calculate implied volatility for the first two intraday windows in a given day as equal to the implied volatility of the S&P 500® Index (determined in the manner described below) on the preceding index business day, as scaled up or down by the percentage change in the realized volatility of the Underlying Futures Index measured based on the 20 intraday fixing levels of the Underlying Futures Index immediately preceding (and including) the current intraday window relative to the same realized volatility measurement of the Underlying Futures Index taken at the second intraday fixing time on the immediately preceding index business day.  As a result, the implied volatility measurement for the first two intraday windows is intended to reflect the prior day’s implied volatility, as adjusted to reflect any changes in the most recent realized volatility measurement.

When the implied volatility measurement applies, each Index will calculate implied volatility for the third and fourth intraday windows in a given day as equal to the implied volatility of the S&P 500® Index (determined in the manner described below) on the current index business day, as scaled up or down by the percentage change in the realized volatility of the Underlying Futures Index measured based on the 20 intraday fixing levels of the Underlying Futures Index immediately preceding (and including) the current intraday window relative to the same realized volatility measurement of the Underlying Futures Index taken at the second intraday fixing time on the current day.  As a result, the implied volatility measurement for the third and fourth intraday windows is intended to reflect the current day’s implied volatility, as adjusted to reflect any changes in the most recent realized volatility measurement.

When the realized volatility measurement applies (excluding, for the avoidance of doubt, in connection with implied volatility as described above), each Index will calculate the realized volatility of the Underlying Futures Index for any intraday window as the greater of the realized volatilities based on the intraday fixing levels of the Underlying Futures Index over two different prior periods – the preceding 20 intraday fixing levels and the preceding 36 intraday fixing levels (in each case, to and including the intraday fixing level for the current intraday window).  Notwithstanding the foregoing, for purposes of the realized volatility calculation, the return of the Underlying Futures Index measured at the first intraday fixing time on a given index business day is measured relative to the prior index business day’s closing level of the Underlying Futures Index, rather than the intraday fixing level at the fourth intraday fixing time on the prior index business day.  As a result, the volatility may be underestimated in comparison to measuring the return from the intraday fixing level at the fourth intraday fixing time on the prior index business day, which may lead to higher exposure and therefore potentially higher risk.

Although volatility is calculated with respect to various periods of less than one year, all volatility calculations are expressed on an annualized basis.

As described above, each Index will calculate underlying volatility based on the implied volatility of the S&P 500® Index when the VIX signal is 1.  Implied volatility is a measure of the expected future volatility of an asset that is derived from the price of options on that asset.  The theoretical value of an option is determined to a significant degree by the volatility of the underlying asset.  Accordingly, if one makes assumptions about the other inputs to the theoretical value of an option, one can derive the volatility of the underlying asset that is implied by the market price of that option.

Each Index derives the implied volatility of the S&P 500® Index from the prices of S&P 500 Weeklys (SPXW) options traded on the Cboe options exchange.  SPXW options are options on the S&P 500® Index with expiration dates (and a PM expiration time of 4:00 p.m.) on each weekday, except for market holidays.  Each Index determines the implied volatility of the S&P 500® Index on a given index business day based on the market prices of SPXW options expiring one week from that index business day (or, if that day is a holiday, on the next succeeding index business day).

Each Index uses the following inputs to the Black theoretical option pricing model to derive implied volatility:

•	a risk-free interest rate based on US Treasury yield curve rates (captured from the US Department of the Treasury website around 6:00 p.m., New York time, every day and used for the following business day) to which linear interpolation is applied to derive the yield to the applicable expiration date;

•	a forward price for the S&P 500® Index calculated at each minute from 11:30 a.m. to 11:35 a.m., Eastern time, based on the difference between the mid-price (the average of bid and ask prices) of at-the-money call and put options on the S&P 500® Index, where the at-the-money call and put options are the options with a strike price where the difference between the call and put mid-prices is the smallest; and

•	a time to expiration equal to the amount of time from 1:00 p.m., Eastern time, on the current index business day to the PM expiration time of SPXW options on the applicable expiration date.

Each Index uses these inputs and the Black theoretical option pricing model to derive implied volatility from the prices of SPXW call options that are at-the-money or have strike prices that are out-of-the-money (i.e., are above the at-the-money strike) and SPXW put options that are at-the-money or have strike prices that are out-of-the-money (i.e., are below the at-the-money strike).  (Each Index excludes options with a “delta” of less than 1%, where “delta” is a measurement of how sensitive the change in the value of the option is to changes in the value of the S&P 500® Index.)  Each Index calculates an implied volatility from these prices at the end of every minute during a calculation window from 11:30 a.m. to 11:35 a.m., Eastern time.  The average of those implied volatilities on a given index business day is the implied volatility of the S&P 500® Index that each Index uses on that index business day.

The implied volatility measured by each Index is a one-week implied volatility (subject to holidays), in that it reflects market expectations of volatility over the one-week period starting on the current index business day, but is expressed in annualized terms.

Intraday trend input

Each Index calculates the intraday trend of the Underlying Futures Index for each intraday window during a given index business day based on the return of the Underlying Futures Index from its closing level on the immediately preceding index business day to the intraday fixing level for the current intraday window (in log return form, the “intraday return”) as follows:

1.	First intraday window. If the intraday return, in absolute value terms, calculated for the first intraday window is greater than or equal to the realized volatility over the preceding year up to (and including) the current intraday window (scaled to a daily volatility), then the intraday trend input for that intraday window will be equal to (a) the intraday return times 12.5 plus (b) 100%, subject to a minimum of 0% and maximum of 200%.

For example, if the intraday return was 1%, then the intraday trend input would be (a) 1% times 12.5 plus (b) 100%, which would be equal to 112.5%.  An intraday trend input that is greater than 100% will result in a scaling up of the volatility-determined exposure.

If the intraday return was -1%, then the intraday trend input would be (a) -1% times 12.5 plus (b) 100%, which would be equal to 87.5%.  An intraday trend input that is less than 100% will result in a scaling down of the volatility-targeted exposure.

If the intraday return, in absolute terms, calculated for the first intraday window is less than the realized volatility over the preceding year up to (and including) the current intraday window (scaled to a daily volatility), then the intraday trend input for the first intraday window will be 100%, which would result in no scaling up or down of the volatility-targeted exposure.

2.	Second and third intraday windows. If the intraday return, in absolute value terms, calculated for the second or third intraday window is greater than or equal to the realized volatility over the preceding year up to (and including) the current intraday window (scaled to a daily volatility), then the intraday trend input for that intraday window will be equal to (a) the intraday return times 12.5 plus (b) the intraday trend input determined for the immediately preceding intraday window, subject to a minimum of 0% and maximum of 200%.

For example, if the intraday return at the second intraday window were to be 1% and the intraday trend input for the first intraday window were to be 112.5%, then the intraday trend input for the second intraday window would be (a) 1% times 12.5 plus (b) 112.5%, which would be equal to 125%.  An intraday trend input that is greater than 100% will result in a scaling up of the volatility-targeted exposure.  In this example, there was no change in the intraday return from the first intraday window to the second intraday window, but the intraday trend input would increase because the initial upward trend from the prior day’s closing level has persisted.

If the intraday return at the second intraday window was -1% and the intraday trend input for the first intraday window were to be 87.5%, then the intraday trend for the second intraday window would be (a) -1% times 12.5 plus (b) 87.5%, which would be equal to 75%.  An intraday trend input that is less than 100% will result in a scaling down of the volatility-targeted exposure.  In this example, there was no change in the intraday return from the first intraday window to the second intraday window, but the intraday trend input would decrease because the initial downward trend from the prior day’s closing level has persisted.

If the intraday return, in absolute value terms, calculated for the second or third intraday window is less than the realized volatility over the preceding year up to (and including) the current intraday window (scaled to a daily volatility), then the intraday trend input for that intraday window will be the same as for the immediately preceding intraday window.

3.	Fourth intraday window. The intraday trend input for the fourth intraday window will be calculated in the same manner as described above for the second and third intraday windows, except that 2.5 will be used instead of 12.5 in the formula for calculating the intraday trend input.

Overnight mean-reversion trend input

The overnight mean-reversion trend input is intended to increase the intraday trend-adjusted, volatility-targeted exposure for the fourth intraday window on a given index business day when an Index determines that conditions are favorable for a positive overnight mean-reversion, and to reduce that exposure when an Index determines that conditions are favorable for a negative overnight mean-reversion.  Each Index determines that conditions are favorable for a positive overnight mean-reversion when (i) there has been a short-term dip in the Underlying Futures Index and (ii) the skew of the prior 15 overnight returns is negative.  Conversely, each Index determines that conditions are favorable for a negative overnight mean-reversion when (i) there has been a short-term dip in the Underlying Futures Index and (ii) the skew of the prior 15 overnight returns is positive.  When there has been a short-term dip in the Underlying Futures Index and the skew of the prior 15 overnight returns is negative, each Index judges a higher likelihood of a positive overnight return of the Underlying Futures Index, as the Underlying Futures Index has dipped down recently but, according to the negative skew of recent overnight returns, has a potential for a positive mean-reversion.  Conversely, when there has been a short-term dip in the Underlying Futures Index and the skew of the prior 15 overnight returns is positive, each Index judges that the Underlying Futures Index is due for a negative mean-reversion and reduces the intraday trend-adjusted, volatility-targeted exposure for the fourth intraday window.

Each Index determines that there has been a short-term dip in the Underlying Futures Index for these purposes when the average of the overnight returns of the Underlying Futures Index for the 3 immediately preceding index business days (up to and including the current index business day) is less than the average of the overnight returns for both the 10 immediately preceding index business days and the 22 immediately preceding index business days.  The overnight return of the Underlying Futures Index is the return measured from its closing level on one index business day to the intraday fixing level for the first intraday window on the next index business day.

The “skew” of 15 overnight returns is a measure of the asymmetry of the distribution of those 15 returns.  If average overnight returns tend to be positive but negative outliers from the average tend to be larger (in absolute terms) than positive outliers from the average, then the distribution is said to skew negative.  Conversely, if average overnight returns tend to be negative but positive outliers from the average tend to be larger (in absolute terms) than negative outliers, then the distribution is said to skew positive.  The illustration below depicts one distribution with negative skew and one distribution with positive skew.

Each Index interprets a negative skew of recent overnight returns as predictive of a positive mean-reversion because each Index interprets a negative skew as indicating that a negative “tail event” has already occurred during the prior 15 overnight returns – that is, one or more relatively large negative overnight returns at a time when average returns are positive.  In such circumstances, each Index seeks to benefit from an expected rebound following the occurrence of the negative tail event.

Each Index interprets a positive skew of recent overnight returns as predictive of a negative mean-reversion because each Index interprets large outlier gains in excess of average returns as indicating that the market has experienced an overextended rally (notwithstanding the short-term dip), and is therefore due for a decline back to the mean.

The overnight mean-reversion trend input will be the negative of the skew, normalized to be between -100% and 100%.  Therefore, when the skew is negative, the overnight mean-reversion trend input will be positive, and vice versa.

Putting it all together, the overnight mean-reversion trend input will increase the exposure of an Index’s Interim Index to the Underlying Futures Index at the fourth intraday window when there has been a short-term dip in the Underlying Futures Index and the Index judges that the Underlying Futures Index is due for a positive mean-reversion (because of a negative skew), and the overnight mean-reversion trend input will decrease the exposure of an Index’s Interim Index to the Underlying Futures Index at the fourth intraday window when there has been a short-term dip in the Underlying Futures Index and the Index judges that the Underlying Futures Index is due for a negative mean-reversion (because of a positive skew).

There can be no assurance, however, that each Index’s interpretations of negative and positive skews will be accurate or that the overnight mean-reversion trend adjustment will be effective.  The overnight mean-reversion trend adjustment is premised on the assumption that the Underlying Futures Index will exhibit mean-reverting behavior – that is, that if the Underlying Futures Index has recently experienced relatively sharp declines, that it will soon rebound, and that if the Underlying Futures Index has recently experienced relatively sharp increases, it will soon decline.  There can be no assurance, however, that this will prove to be the case over any period of time that may be relevant to you.  Moreover, even if it does prove to be the case in some circumstances, the particular rules by which each Index attempts to implement this methodology may not effectively capitalize on it.  For example, the fact that an Index will identify favorable conditions for a negative mean-reversion (i.e., a recent sharp increase) only during a short-term dip may be contradictory.  If the Underlying Futures Index does not exhibit mean-reverting behavior, or if it does so at times or over time periods that are different than the times or time periods captured by the Index methodology, an Index may perform poorly by increasing exposure to the Underlying Futures Index ahead of a continuing sharp decline or decreasing exposure ahead of a continuing sharp increase.

If there has been no short-term dip in the Underlying Futures Index, then the overnight mean-reversion trend input will be 0% and there will be no overnight mean-reversion trend adjustment.

Notional costs

Two types of notional costs are deducted from the performance of the Indices:

1.	Notional transaction costs. Notional transaction costs are deducted each time there is a change in the exposure of the Interim Index of a given Index to the Underlying Futures Index or in the exposure of a given Index to its Interim Index. Changes in the exposure may occur as often as five times a day – during each of the four intraday windows, and again pursuant to the end-of-day volatility target adjustment. The amount of the notional transaction costs deducted at the time of a change in exposure will be equal to (a) 0.01% times (b) the portion of that Index’s or Interim Index’s value corresponding to the change in the exposure.

2.	Notional replication costs. Notional replication costs are deducted on a daily basis from the level of the Interim Index of a given Index at a rate of 0.05% per annum, applied against the aggregate amount of exposure that the Interim Index has to the Underlying Futures Index. If, for example, an Interim Index were to have 100% exposure to the Underlying Futures Index over any given period, then the notional replication costs would reduce the level of the applicable Index at a rate of 0.05% per annum (0.05% times 100%) over that period.

The notional costs may be more or less than the actual costs our hedging counterparty may incur in connection with hedging securities linked to an Index.  To the extent they are more than such actual costs, the notional costs would represent profit to our hedging counterparty, which is an affiliate of ours.

The notional costs will be a significant drag on the performance of the Indices.

Decrement

One of the Indices is a decrement Index, which means that the level of that Index will be reduced at a rate of 2% per annum.  The decrement will be a significant drag on the performance of the decrement Index.

Hypothetical Back-Tested Index Performance Information

Hypothetical back-tested performance information for an Index may be provided in connection with an offering of securities linked to that Index.  All Index performance information prior to August 14, 2025 is hypothetical and back-tested, as the Indices did not exist prior to that date.  Hypothetical back-tested Index performance information is subject to significant limitations.  The sponsor of the Indices developed the Index rules with the benefit of hindsight—that is, with the benefit of being able to evaluate how the Index rules would have caused the Indices to perform had they existed during the hypothetical back-tested period.  The fact that an Index generally appreciated at any time during the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the index methodology.  Furthermore, the hypothetical back-tested performance of an Index might look different if it covered a different historical period.  The market conditions that existed during the hypothetical back-tested period may not be representative of market conditions that will exist in the future.

In addition, the SPXW options used by the Indices to determine the implied volatility of the S&P 500® Index have traded with expirations on every weekday only since May 11, 2022.  When SPXW options were first launched in 2005, only Friday expirations were available.  Wednesday expirations were added on February 23, 2016; Monday expirations were added on August 15, 2016; Tuesday expirations were added on April 18, 2022; and Thursday expirations were added on May 11, 2022.  For purposes of calculating the hypothetical back-tested performance of the Indices, the implied volatility for the one-week period ending on a weekday for which no SPXW option was then traded was calculated by interpolating between the SPXW options expiring immediately before and immediately after that weekday.  For these reasons, the hypothetical back-tested performance of an Index prior to May 11, 2022 may differ from how the Index would have performed if SPXW options had been available with expirations on every weekday, as they are now.

It is impossible to predict whether any Index will rise or fall.  By providing hypothetical back-tested and historical performance information in connection with any securities linked to an Index, we are not representing that the Index is likely to achieve gains or losses similar to those shown.  In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular investment.  One of the limitations of hypothetical performance information is that it did not involve financial risk and cannot account for all factors that would affect actual performance.  The actual future performance of an Index may bear no relation to the hypothetical back-tested or historical performance of the Index.

License Agreement

S&P Dow Jones Indices LLC and Citigroup Global Markets Inc. have entered into an exclusive license agreement providing for the license to Citigroup Inc. and its affiliates, in exchange for a fee, of the right to use the Indices in connection with certain financial products, including the securities. “Standard & Poor’s” and “S&P” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”). “Dow Jones” is a registered trademark of Dow Jones Trademark Holdings, LLC (“Dow Jones”). Trademarks have been licensed to S&P Dow Jones Indices LLC and have been licensed for use by Citigroup Inc. and its affiliates.

The license agreement between S&P Dow Jones Indices LLC and Citigroup Global Markets Inc. provides that the following language must be stated in this index supplement:

“The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones, Dow Jones, S&P or their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly. S&P Dow Jones Indices’ only relationship to Citigroup Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P Dow Jones Indices and of the Indices, which is determined, composed and calculated by S&P Dow Jones Indices without regard to Citigroup Inc., its affiliates or the securities. S&P Dow Jones Indices have no obligation to take the needs of Citigroup Inc., its affiliates or the holders of the securities into consideration in determining, composing or calculating the Indices.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN AND S&P DOW JONES INDICES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P DOW JONES INDICES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP INC., HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDICES OR ANY DATA

INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P DOW JONES INDICES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND CITIGROUP INC.”

DESCRIPTION OF THE S&P 500 FUTURES EXCESS RETURN INDEX

We have derived all information contained in this index supplement regarding the S&P 500 Futures Excess Return Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC. The S&P 500 Futures Excess Return Index was developed by Standard & Poor’s Financial Services LLC (“S&P”) and is calculated, maintained and published by S&P Dow Jones Indices LLC.  S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue the publication of, the S&P 500 Futures Excess Return Index.

The S&P 500 Futures Excess Return Index tracks futures contracts on the S&P 500® Index.  The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”  The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity market.  For more information about the S&P 500® Index, see “Description of the S&P 500® Index” in this index supplement.  We refer to the S&P 500® Index as the “reference index” for the S&P 500 Futures Excess Return Index.

The S&P 500 Futures Excess Return Index is a futures-based index.  As a futures-based index, it is expected to reflect not only the performance of its reference index (the S&P 500® Index), but also the implicit cost of a financed position in that reference index.  The cost of this financed position will adversely affect the value of the S&P 500 Futures Excess Return Index.  Any increase in market interest rates will be expected to further increase this implicit financing cost and will increase the negative effect on the performance of the S&P 500 Futures Excess Return Index.  Because of this implicit financing cost, the S&P 500 Futures Excess Return Index is expected to underperform the total return performance of the S&P 500® Index.

The S&P 500 Futures Excess Return Index launch date was August 2, 2010, and it is reported by Bloomberg L.P. under the ticker symbol “SPXFP.”

Index Calculation

The S&P 500 Futures Excess Return Index tracks the performance of a hypothetical position, rolled quarterly, in the nearest-to-expiration E-mini S&P 500 futures contract.  Constructed from E-mini S&P 500 futures contracts, the S&P 500 Futures Excess Return Index includes provisions for the replacement of the current E-mini S&P 500 futures contract in the S&P 500 Futures Excess Return Index as such futures contract approaches expiration (also referred to as “rolling”).  This replacement occurs over a one-day rolling period every quarter, which is five days prior to the last trade date of the futures contract.

The S&P 500 Futures Excess Return Index is calculated from the price change of the underlying E-mini S&P 500 futures contract. On any trading date, t, the value of the S&P 500 Futures Excess Return Index is calculated as follows:

Where:

=	The value of the S&P 500 Futures Excess Return Index on the current day, t

=	The value of the S&P 500 Futures Excess Return Index on the preceding day on which the S&P 500 Futures Excess Return Index was calculated, t-1
=	The Contract Daily Return from day t-1 to day t, defined as:
=	The daily contract reference price of the futures contract, which is the official closing price, as designated by the exchange

Market disruptions are situations where the exchange has failed to open so that no trading is possible due to unforeseen events, such as computer or electric power failures, weather conditions or other events.  If any such event happens on the roll date, the roll will take place on the next business day on which no market disruptions exist.

The S&P 500 Futures Excess Return Index is an excess return index, which in this context means that its performance will be based solely on changes in the settlement price of its underlying futures contract.  An excess return index is distinct from a total return index, which, in addition to changes in the settlement price of the underlying futures contract, would reflect interest on a hypothetical cash position collateralizing that futures contract.

E-mini S&P 500 futures contracts

E-mini S&P 500 futures contracts were introduced in 1997 and are traded on the Chicago Mercantile Exchange under the ticker symbol “ES.”  The Chicago Mercantile Exchange trades E-mini S&P 500 futures contracts with expiration dates in March, June, September and December of each year.

E-mini S&P 500 futures contracts differ from the futures contracts described below under “—Futures Contracts Generally” in that E-mini S&P 500 futures contracts are cash settled only, meaning that the 500 stocks composing the S&P 500® Index are not actually delivered upon settlement of the futures contract.  Therefore, the E-mini S&P 500 futures contracts are not contracts to actually buy and sell the stocks in the S&P 500® Index.  In all other relevant respects, however – including daily “mark to market” and realization of gains or losses based on the difference between the current settlement price and the initial futures price – the E-mini S&P 500 futures contracts are similar to those described below under “—Futures Contracts Generally.”

Futures Contracts Generally

Generally speaking, a futures contract is an agreement to buy or sell an underlying asset on a future expiration date at a price that is agreed upon today.  If the underlying asset is worth more on the expiration date than the price specified in the futures contract, then the purchaser of that contract will achieve a gain on that contract, and if it is worth less, the purchaser will incur a loss.

For example, suppose that a futures contract entered into in January calls for the purchaser to buy the underlying asset in April at a price of $1,000. If the underlying asset is worth $1,200 in April, then upon settlement of the futures contract in April the purchaser will buy for $1,000 an underlying asset worth $1,200, achieving a $200 gain.  Conversely, if the underlying asset is worth $800 in April, then upon settlement of the futures contract in April the purchaser will buy for $1,000 an underlying asset worth only $800, incurring a $200 loss.

The gain or loss to the purchaser of this futures contract is different from the gain or loss that could have been achieved by the direct purchase of the underlying asset in January and the sale of that underlying asset in April.  This is because a futures contract is a “leveraged” way to invest in the underlying asset.  In other words, purchasing a futures contract is similar to borrowing money to buy the underlying asset, in that (i) it enables an investor to gain exposure to the underlying asset without having to pay the full cost of it up front and (ii) it entails a financing cost.

This financing cost is implicit in the difference between the spot price of the underlying asset and the futures price.  A “futures price” is the price at which market participants may agree today to buy or sell the underlying asset in the future, and the “spot price” is the current price of the underlying asset for immediate delivery.  The futures price is determined by market supply and demand and is independent of the spot price, but it is nevertheless generally expected that the futures price will be related to the spot price in a way that reflects a financing cost (because if it did not do so there would be an opportunity for traders to make sure profits, known as “arbitrage”).  For example, if January’s futures price is $1,000, January’s spot price may be $975. If the underlying asset is worth $1,200 in April, the gain on the futures contract would be $200 ($1,200 minus $1,000), while the gain on a direct investment made at the January spot price would have been $225 ($1,200 minus $975).  The lower return on the futures contract as compared to the direct investment reflects this implicit financing cost.  Because of this financing cost, it is possible for a purchaser to incur a loss on a futures contract even if the spot price of the underlying asset increases over the term of the futures contract.  The amount of this financing cost is expected to increase as general market interest rates increase.

Futures contracts are standardized instruments that are traded on an exchange.  On each trading day, the exchange determines a settlement price (which may also be referred to as a closing price) for that futures contract based on the futures prices at which market participants entered into that futures contract on that day.  Open positions in futures contracts are “marked to market” and margin is required to be posted on each trading day.  This means that, on each trading day, the current settlement price for a futures contract is compared to the futures price at which the purchaser entered into that futures contract. If the current settlement price has decreased from the initial futures price, then the purchaser will be required to deposit the decrease in value of that futures contract into an account.  Conversely, if the current settlement price has increased, the purchaser will receive that cash value in its account.  Accordingly, gains or losses on a futures contract are effectively realized on a daily basis up until the point when the position in that futures contract is closed out.

Because futures contracts have expiration dates, one futures contract must be rolled into another if there is a desire to maintain a continuous position in futures contracts on (rather than take delivery of) a particular underlying asset.  This is typically achieved by closing out the position in the existing futures contract as its expiration date approaches and simultaneously entering into a new futures contract (at a new futures price based on the futures price then prevailing) with a later expiration date.

DESCRIPTION OF THE S&P 500® INDEX

All information contained in this index supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC. The S&P 500® Index is calculated, maintained and published by S&P Dow Jones Indices LLC.  S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.  The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

Composition of the S&P 500® Index

Additions to the S&P 500® Index are evaluated based as follows:

•	Domicile. The company should be a U.S. company, meaning a company that has the following characteristics:

•	the company files 10-K annual reports;

•	the U.S. portion of fixed assets and revenues constitutes a plurality of the total, but need not exceed 50%. When these factors are in conflict, fixed assets determine plurality. Revenue determines plurality when there is incomplete asset information. Geographic information for revenue and fixed asset allocations are determined by the company as reported in its annual filings. If this criteria is not met or is ambiguous, S&P Dow Jones Indices LLC may still deem the company to be a U.S. company for index purposes if its primary listing, headquarters and incorporation are all in the United States and/or “a domicile of convenience” (Bermuda, Channel Islands, Gibraltar, islands in the Caribbean, Isle of Man, Luxembourg, Liberia or Panama); and

•	the primary listing is on an eligible U.S. exchange as described below.

In situations where the only factor suggesting that a company is not a U.S. company is its tax registration in a “domicile of convenience” or another location chosen for tax-related reasons, S&P Dow Jones Indices LLC normally determines that the company is still a U.S. company.  The final determination of domicile eligibility is made by the S&P Dow Jones Indices LLC’s U.S. Index Committee.

•	Exchange Listing. A primary listing on one of the following U.S. exchanges is required: New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Ineligible exchanges include the OTC Bulletin Board and Pink Sheets.

•	Organizational Structure and Share Type. Eligible organizational structures and share types are corporations (including equity and mortgage REITS) and common stock (i.e., shares). Ineligible organizational structures and share types include, but are not limited to, business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, special purposes acquisition companies, tracking stocks, preferred and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American Depositary Receipts.

As of July 2017, the securities of companies with multiple share class structures (including companies with listed and unlisted share classes) are no longer eligible to be added to the S&P U.S. Indices, but securities already included in an S&P 500® Index have been grandfathered and are not affected by this change.

•	Market Capitalization. The total company market capitalization should be within a specified range for the S&P 500® Index. This range is reviewed quarterly and updated as needed to ensure it reflects current market conditions. A company meeting the total company market capitalization criteria is also required to have a security level float-adjusted market capitalization (“FMC”) that is at least 50% of the S&P 500® Index’s total company level minimum market capitalization threshold. For spin-offs, S&P 500® Index membership eligibility is determined using when-issued prices, if available.

•	Liquidity. A float-adjusted liquidity ratio (“FALR”), defined as the annual dollar value traded divided by the FMC, is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for initial public offerings (“IPOs”) or spin-offs that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized. The price, shares outstanding and IWF (as defined below) as of the evaluation date are used to calculate the FMC. The evaluation date is the open of trading on the day prior to the announcement date. The stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date. The FALR must be greater than or equal to 1.0 at the time of addition to an S&P U.S. Index. Current index constituents have no minimum requirement.

•	Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (“GAAP”) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter. For equity REITs, financial viability is based on GAAP earnings and/or funds from operations, if reported.

•	Treatment of IPOs. IPOs should be traded on an eligible exchange for at least 12 months before being considered for addition to the S&P 500® Index. For former special purpose acquisition companies (“SPACs”), S&P Dow Jones Indices LLC considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in the S&P 500® Index. Spin-offs or in-specie distributions from existing constituents do not need to be seasoned for 12 months prior to their inclusion in the S&P 500® Index.

•	Sector Classification. The company is evaluated for its contribution to sector balance maintenance, as measured by a comparison of each Global Industry Classification Standard sector’s weight in the S&P 500® Index with its weight in the S&P Total Market Index, in the relevant market capitalization range. The S&P Total Market Index is a float-adjusted market capitalization-weighted index designed to track the broad U.S. equity market, including large-, mid-, small- and micro-cap stocks.

Companies that migrate from an ineligible exchange, emerge from bankruptcy, are newly designated to be domiciled in the U.S. for index purposes by S&P Dow Jones Indices LLC or convert from an ineligible share or organizational type to an eligible type do not need to trade on an eligible U.S. exchange for 12 months before being considered for addition to the S&P 500® Index.

Companies that are spun-off from current index constituents do not need to meet the outside addition criteria, but they should be considered U.S. domiciled for index purposes and have a total market cap representative of the S&P 500® Index.

Removals from the S&P 500® Index are evaluated based as follows:

•	Companies that are involved in mergers, acquisitions or significant restructuring such that they no longer meet the eligibility criteria. Companies delisted as a result of merger, acquisition or other corporate action are removed at a time announced by S&P Dow Jones Indices LLC, normally at the close of the last day of trading or expiration of a tender offer. Constituents that are halted from trading may be kept in the S&P 500® Index until trading resumes, at the discretion of S&P Dow Jone’s U.S. index committee. If a stock is moved to the pink sheets or the OTC Bulletin Board, the stock is removed.

Any company that is removed from the S&P 500® Index (including discretionary and bankruptcy/exchange delistings) must wait a minimum of one year from its index removal date before being screened for the eligibility criteria.

•	Companies that substantially violate one or more of the addition criteria. S&P Dow Jones Indices LLC believes turnover in index membership should be avoided when possible. At times, a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the S&P 500® Index, not for continued membership. As a result, a S&P 500® Index constituent that appears to violate criteria for addition to that index is not deleted unless ongoing conditions warrant an index change. When a stock is removed from the S&P 500® Index, S&P Dow Jones Indices LLC explains the basis for the removal.

Calculation of the S&P 500® Index

The S&P 500® Index is a float-adjusted market capitalization-weighted index.  On any given day, the index value of is the total float-adjusted market capitalization of that S&P 500® Index’s constituents divided by its divisor.  The float-adjusted market capitalization reflects the price of each stock in the S&P 500® Index multiplied by the number of shares used in the index value calculation.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude shares that are held by other publicly traded companies, government agencies or certain types of strategic shareholders from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to adjust each company’s total shares outstanding for long-term strategic shareholders, who often have interests such as maintaining control rather than securing the shorter-term economic fortunes of the company. Generally, these long-term strategic shareholders include, but are not limited to, officers and directors, private equity, venture capital and special equity firms, asset managers and insurance companies with direct board of director representation, other publicly traded companies that hold shares, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings, and investment plans, foundations or family trusts associated with the company, government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Restricted shares are generally not included in total shares outstanding except for shares held as part of a lock-up agreement. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones Indices LLC calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P 500® Index.

Divisor. Continuity in index values of the S&P 500® Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the S&P 500® Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of the S&P 500® Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of the S&P 500® Index. The divisor of the S&P 500® Index is adjusted such that the index value of the S&P 500® Index at an instant just prior to a change in base capital equals the index value of the S&P 500® Index at an instant immediately following that change.

Maintenance of the S&P 500® Index

Changes to index composition are made on an as-needed basis. There is no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P Dow Jones Indices LLC’s U.S. index committee.

Quarterly Update. Share counts are updated to the latest publicly available filings on a quarterly basis. IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule, regardless of whether there is an associated share change.

Share/IWF Reference Date and Freeze Period. A reference date, after the market close five weeks prior to the third Friday in March, June, September and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes. All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter’s update. In addition, there is a freeze period on a quarterly basis for any changes that result from the accelerated implementation rule. The freeze period begins after the market close on the Tuesday prior to the second Friday of each rebalancing month (i.e., March, June, September and December) and ends after the market close on the third Friday of the rebalancing month.

Pro-forma files for float-adjusted market capitalization indices are generally released after the market close on the first Friday, two weeks prior to the rebalancing effective date. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the share/IWF freeze period will begin after the close of trading on Tuesday, March 9, and will end after the close of trading the following Friday, March 19 (i.e., the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed and the accelerated implementation rule is suspended, except for mandatory corporate action events (such as merger activity, stock splits and rights offerings). The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period, all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the S&P Dow Jones Indices LLC’s U.S. index committee’s discretion.

The table below summarizes the treatment of certain corporate actions.

Corporate Action	Treatment
Company addition/deletion

Addition

Companies are added at the float market capitalization weight. The net change to the market capitalization of the S&P 500® Index causes a divisor adjustment.

Deletion

The weights of all stocks in the S&P 500® Index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the market capitalization of the S&P 500® Index.

Change in shares outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the S&P 500® Index. The change to the market capitalization of the S&P 500® Index causes a divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by the split ratio. Stock price is adjusted by the split ratio. There is no change to the market capitalization of the S&P 500® Index and no divisor adjustment.
Spin-off

Generally, the spin-off is added to the S&P 500® Index on the ex-date at a price of zero and will remain in the S&P 500® Index for at least one trading day. As a result, there will be no change to the index divisor on the ex-date.

However, if the spin-off is ineligible for continued inclusion, it will be removed after the ex-date. The weight of the spin-off being deleted is reinvested across all the index components proportionally such that the relative weights of all index components are unchanged. The net change in the market capitalization of the S&P 500® Index will cause a divisor change.

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the S&P 500® Index. A net change to the market capitalization of the S&P 500® Index causes a divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the S&P 500® Index does not make any

Corporate Action	Treatment
adjustments to the price or shares of the stock. As a result, there are no divisor adjustments to the S&P 500® Index.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the market capitalization of the S&P 500® Index causes a divisor adjustment.
Rights offering	All rights offerings that are in the money on the ex-date are applied under the assumption that the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in the market capitalization of the S&P 500® Index causes a divisor adjustment.

License Agreement

S&P Dow Jones Indices LLC and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Inc. and its other affiliates, in exchange for a fee, of the right to use indices owned and published by S&P Dow Jones Indices LLC in connection with certain financial products, including the securities. “Standard & Poor’s,” “S&P” and “S&P 500,” are trademarks of S&P. “Dow Jones” is a registered trademark of Dow Jones Trademark Holdings, LLC (“Dow Jones”). Trademarks have been licensed to S&P Dow Jones Indices LLC and have been licensed for use by Citigroup Inc. and its affiliates.

The license agreement between S&P Dow Jones Indices LLC and Citigroup Global Markets Inc. provides that the following language must be stated in this index supplement:

“The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly. S&P Dow Jones Indices’ only relationship to Citigroup Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P Dow Jones Indices and of the S&P U.S. Indices, which are determined, composed and calculated by S&P Dow Jones Indices without regard to Citigroup Inc., its affiliates or the securities. S&P Dow Jones Indices have no obligation to take the needs of Citigroup Inc., its affiliates or the holders of the securities into consideration in determining, composing or calculating the S&P U.S. Indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P U.S. INDICES OR ANY DATA INCLUDED THEREIN AND S&P DOW JONES INDICES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P DOW JONES INDICES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP INC., HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P U.S. INDICES OR ANY DATA INCLUDED THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P U.S. INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P DOW JONES INDICES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND CITIGROUP INC.”

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